Exhibit 99.1

22 January 2018

National Grid plc

Three-year rate plan proposed for

Niagara Mohawk Electric & Gas

Following the rate case filing in April 2017, National Grid and the New York Public Service Commission (NYPSC) have filed a Joint Proposal for a three-year rate plan settlement for the Niagara Mohawk Power Corporation electric and gas distribution utility. The final decision from the Commission is expected in the spring of 2018 with new rates effective as of April 2018.

The Joint Proposal, which covers fiscal years 2018/19 to 2020/21, includes revenue increases over each of the three years, an allowed 9% Return on Equity for both utilities, a significant capital programme of $2.5 billion in total and incorporates estimated customer savings of $76 million related to the prospective impact of US tax reform.

The joint proposal includes the use of deferred credits to mitigate the impact on the customer bill. Revenues, before the impact of the deferred credits, would increase by $206 million in 2018/19 which compares to National Grid’s initial request of $317 million. For 2019/20 and 2020/21 incremental year-on-year revenue increases would be $36 million and $60 million, respectively. The company believes the rate settlement provides the opportunity to earn close to the allowed return from year one.

The IFRS revenue profile will more closely reflect the customer billing profile, after the impact of deferred credits. The filing allows an increase of $57 million in 2018/19, and an incremental $108 million in 2019/20 and $112 million in 2020/21.

Under the Joint Proposal, we expect significant capital to be invested over the three-year period, totalling $2.5 billion. This comprises $1.9 billion in the electric business and $0.6 billion in the gas business to enhance the resilience of the electric system and modernise gas infrastructure.

The settlement will contribute to the improving financial performance of our US operations and allow us to continue to meet our customer needs and support the local communities we serve, while managing the customer bill impact over three years.

For additional information on these filings, please follow the link to the fact sheet section of the National Grid Investor Relations website:—http://investors.nationalgrid.com/news-and-reports/factsheets/2017.

Notes:

Deferred credits relate to regulatory liabilities that will be refunded to customers over the period of the Joint Proposal.

National Grid’s initial revenue request has been updated for the impact of US tax reform and also to include energy efficiency revenues in base rates at the request of NYPSC.

Investors and Analysts

Aarti Singhal	+44 (0)20 7004 3170	+44 (0)7989 492447 (m)
Will Jackson	+44 (0)20 7004 3166	+44 (0)7584 206578 (m)
Tom Edwards	+44 (0)20 7004 3460	+44 (0)7976 962791 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with National Grid’s sale of a majority stake in its gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.